                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           FOR THE MONTH OF NOVEMBER 2013

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                              Piazza degli Affari 2
    20123 Milan, Italy
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

TELECOM ITALIA - SKY AGREEMENT: SOCHI WINTER OLYMPICS AVAILABLE FOR VIEWING ALSO OVER TIM BROADBAND

Agreement enables TIM customers to access Sky’s dedicated Winter Olympics channels and watch them on smartphones and tablets over 3G and LTE networks

Agreement may also be extended to other major Sky sports events

Letter of Intent signed to examine the feasibility of a next-generation IPTV platform

Rome, 7 November 2013

Sky and Telecom Italia today signed an agreement for Sky’s dedicated Sochi 2014 Winter Olympics channels to be broadcast over TIM’s broadband and ultra-broadband networks, with the prospect of other major Sky-branded sporting events of national interest to follow.

TIM customers who purchase Sky’s “Ticket Big Events/Grandi eventi 2014” package will be able to access some top sports events from their smartphone or tablet, live and on demand, starting with the Winter Olympics in February via the 3G and LTE (Long Term Evolution) mobile platform.

As a result of this agreement, Telecom Italia will be offering all of its mobile telephony clients a chance to access exclusive Sky sports content, extending the potential audience and offering major sports events access over new distribution channels.

As part of the partnership, the two companies have signed a Letter of Intent to examine the feasibility of a next-generation IPTV platform over which the entire Sky offer may be distributed. With such a major investment in developing its latest generation broadband network, this would allow Telecom Italia to offer its clients access to the richest pay-TV offer on the market, while allowing Sky to distribute all of its audiovisual content via a dedicated set-top box over fixed line and mobile ultra-broadband and broadband networks, without needing a satellite dish.

“We are particularly pleased with this major agreement,” says Telecom Italia CEO Marco Patuano. “It reflects our strategy of focusing more closely on leading-edge services and, in particular, consumer market entertainment. It allows us to offer our customers the finest choice of major, exclusive, top-quality events via our applications and network infrastructure. As a result of this partnership, Telecom Italia’s technological expertise and Sky’s content know-how come together to offer the prospect of implementing a new business approach to accessing audiovisual content ‘over-the-network’.”

“We are very pleased with this agreement,” says Andrea Zappia, CEO of Sky Italia. “It marks the start of a significant partnership between two companies that are leaders in their respective fields. In a continuously-evolving market, it should give an even broader access to what is probably the best television offer available on the Italian market. It is a project that is consistent with Sky’s strategy, which has always been to work to distribute its channels over the best-performing platforms. Telecom Italia’s fibre optics expansion plan in Italy is a significant factor for making Sky content available also where satellite signals are hard to receive, all the while ensuring that the quality remains high. Sky and Telecom Italia’s different areas of expertise may help creating a next-generation IPTV platform to rival the world’s best.”

Telecom Italia Press Office +39 06 3688 2610 http://www.telecomitalia.com/media Telecom Italia Investor Relations +39 02 8595 4131 http://www.telecomitalia.com/investorrelations

Sky Italia

Corporate Communication

Gianluca Rumori   +39 02 30801 7491

E-mail: gianluca.rumori@skytv.it

Adriano Baioni  +39 02 30801 7261

E-mail: adriano.baioni@skytv.it

Valerio Mancino +39 02 30801 8480

E-mail: valerio.mancino@skytv.it

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. The Group's interim report as of and for the six months ended June 30, 2013 included in this Form 6-K contains certain forward-looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as "believes," "may," "is expected to," "will," "will continue," "should," "seeks" or "anticipates" or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

1. our ability to successfully implement our strategy over the 2013-2015 period;

2. our ability to successfully achieve our debt reduction and other targets;

3. the increasing competition from global and local OTT (Over The Top) players (operators offering contents and services on the internet without owning its own proprietary telecommunications network infrastructure);

4. the continuing impact of increased competition in our markets, including competition from established domestic competitors and global and regional alliances formed by other telecommunications operators in our core Italian domestic fixed-line and wireless markets and our other principal markets;

5. the continuing effects of the global economic crisis in the principal markets in which we operate, including, in particular, our core Italian market;

6. our ability to introduce new services to stimulate increased usage of our fixed and wireless networks to offset declines in the traditional voice business mainly due to the continuing impact of regulatory required price reductions, market share loss and pricing pressures generally;

7. our ability to successfully implement our internet and broadband strategy;

8. the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate, including recent changes to allowable charges for data and voice roaming;

9. the impact of economic development generally on our international business and on our foreign investments and capital expenditures;

10. as our services are technology-intensive, our ability to develop new technologies in order to avoid our services becoming non-competitive;

11. the impact of political developments in Italy and other countries in which we operate;

12. the impact of fluctuations in currency exchange and interest rates;

13. our ability to build up our business in adjacent markets and in international markets (particularly in Brazil and Argentina), due to our specialist and technical resources;

14. our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make (such as those in Brazil and Argentina);

15. the amount and timing of any future impairment charges for our authorizations, goodwill or other assets; and

16. the outcome of litigation, disputes and investigations in which we are involved or may become involved.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      November 7th, 2013

                                                      TELECOM ITALIA S.p.A.

                                              BY: /s/ Riccardo Amerigo Pettazzi
                                                  ---------------------------------
                                                      Riccardo Amerigo Pettazzi
                                                      Company Manager